Exhibit 99.1

TransAlta Responds to Mangrove Partners' Press Release

CALGARY, April 11, 2019 /CNW/ - In response to Mangrove Partners' press release, TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today provided the following statement:

TransAlta stands by the Brookfield investment and strategic partnership and adhered to proper governance practices in negotiating and deciding to proceed with the transaction. The Board and its Special Committee firmly believe it is in the best interests of the Company and its shareholders and other stakeholders. Many of our largest shareholders agree. In conversations with our major institutional shareholders this week, we continue to hear that shareholders are supportive of the Brookfield strategic partnership and investment.

TransAlta followed good governance processes in negotiating and deciding to proceed with the Brookfield transaction through all customary features of independent advice, committees, shareholder consultation and extensive review. We also went out of our way to enhance shareholder democracy with respect to a transaction that does not require a shareholder vote, including facilitating Mangrove's ability to object to the transaction, by offering a "governance out" that would allow the TransAlta Board to postpone closing and exit the deal if two or more directors not nominated by management are elected at the upcoming shareholders' meeting, and by granting Mangrove a 10-day extension to accommodate its express desire to nominate dissident directors.

In contrast, Mangrove and its joint actor, Bluescape Energy Partners, are offering shareholders nothing. They are making meritless accusations through press releases and what we believe to be an equally meritless application to two of Canada's securities commissions. They are offering shareholders no choice, no say and no alternative value creation plan.

We encourage all shareholders and interested parties to review our extensive disclosure contained in our proxy circular and on our website.

About TransAlta Corporation

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business. For more information about TransAlta, visit our web site at transalta.com.

Forward-Looking Statements
This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the timing, business and anticipated outcomes at the 2019 shareholders' meeting, including as a result of actions by Mangrove or Bluescape; the nature, timing and impact of existing or potential legal actions or regulatory proceedings, including those initiated by Mangrove; the investment by Brookfield Renewable Partners or its institutional partners ("Brookfield") and expected benefits to the Company and its shareholders; the ability of the investment to enhance the Company's financial position and to execute its strategy; the Company's strategy, plans and priorities; the appointment of the Company's director nominees to the Board at the shareholders' meeting; the Company's relationship with Brookfield or its affiliates and other shareholders; and the expected timing, costs and benefits of the strategic investment by and partnership with Brookfield or its affiliates. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including assumptions pertaining to: the election of the Company's proposed director nominees and outcome of other items to be voted upon at the 2019 shareholders' meeting; the Company's ability to successfully defend against existing or potential legal actions or regulatory proceedings; the closing of the Brookfield investment occurring and other risks to the Brookfield investment not materializing; no significant changes to regulatory, securities, credit or market environments; the anticipated Alberta capacity market framework in the future; our ownership of or relationship with TransAlta Renewables Inc. not materially changing; the Alberta hydro assets achieving their anticipated value, cash flows and adjusted EBITDA; the anticipated benefits and financial results generated on the coal-to-gas conversion and the Company's other strategies; the Company's and Mangrove's/Bluescape's strategies and plans; no significant changes in applicable laws; and risks associated with the impact of the Brookfield investment on the Company's shareholders, debtholders and credit ratings. The forward-looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the failure of any of the Company's director nominees to be elected at the shareholders' meeting; the failure of the Company to obtain approval for other items of business at the shareholders' meeting; the failure of the Brookfield investment to close; the outcomes of existing or potential legal actions or regulatory proceedings not being as anticipated, including those pertaining to the shareholders' meeting and the Brookfield investment; the impact of any withhold campaign or appointment of any slate of directors proposed by Mangrove/Bluescape and the subsequent termination of the Brookfield investment by the Company; changes in our relationship with Brookfield; changes in our relationship with other shareholders; our Alberta hydro assets not achieving their anticipated value, cash flows or adjusted EBITDA; the Brookfield investment not resulting in the expected benefits for the Company and its shareholders; the inability to complete share buy-backs within the timeline or on the terms anticipated or at all; and other risks and uncertainties contained in the Company's Management Proxy Circular dated March 26, 2019 and its Annual Information Form and Management's Discussion and Analysis for the year ended December 31, 2018, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2019/11/c4484.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada, and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 16:50e 11-APR-19